Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ACCELERATES ISLAND GOLD MINE
DEVELOPMENT PLANS AND PROVIDES UPDATE

MONTREAL, Quebec, Canada, September 30, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) is pleased to announce an accelerated and expanded development plan for the estimated 1.1 million ounce inferred resource extension below the Corporation’s Island Gold Mine in Ontario, as well as chip sampling results from lateral development on the 535 and 585 metre levels of the mine. Richmont also reports that a temporary crusher and conveyor have been installed at its Island Gold mill to do primary crushing while required repairs are being completed on the jaw crusher.

A contract will be signed with Manroc to accelerate ramp development into the lower Island Gold zone, with work expected to commence in mid-October. The contracted development is expected to take 12 months and will extend the ramp from the current 635 metre level to a depth of 660 metres by year end, and to a depth of 735 metres by the end of the contract (November 2015). This requires 800 linear metres of ramp development. The work will enable Richmont to prepare a second mining horizon by the end of 2015, on the 735 metre level. Development of the first mining horizon on the 635 metre level will be completed in early 2015, in accordance with previously established plans.

In preparation for mining of the first stopes in the lower resource, which is expected at the end of 2014 and in early 2015, a ventilation raise and an escape way system, from the 585 metre level to the 390 metre level will also be completed.

Concurrent with ramp development, a 500 metre drift to facilitate exploration/definition drilling will be driven to the east on the 620 metre level, approximately 200 metres of which is expected to be completed this year. As the drift progresses, 100 additional metres of service, mucking, and drill bays will be completed. This drift will facilitate definition drilling to upgrade existing resources into reserves, in the eastern portion of the deposit, between depths of 500 to 800 metres, through 2015 and 2016, and will also allow more cost-effective underground drill testing of a number of unexplored and untested areas of the property, including down plunge to the east and at depth, both of which are open.

This 12-month contract plus the escape way extension have an estimated cost of $10 million, $4 million of which is expected to be spent in 2014. This increases capital expenditures at Island Gold for this year from $16.4 million to $20.4 million.

RICHMONT MINES ACCELERATES ISLAND GOLD MINE DEVELOPMENT PLANS AND PROVIDES UPDATE
September 30, 2014

Elaine Ellingham, Interim President and CEO, commented: “By accelerating development of our current 1.1 million ounce inferred resource, below our operating Island Gold Mine, we expect to be in a position to commence mining from our first stope in this lower zone by year end. Exploration has excellent potential to further expand this resource at depth and along strike, however our current development plan is the optimal path forward. We believe that, based on the resource and our projected development schedule, it could allow the annual production level of the mine to increase incrementally over the next three years.”

“We expect to continue step-out exploration of the deposit along strike and at depth through 2015 and likely into 2016, in order to test the upside potential of the Island Gold deposit. This information will be important to determine the longer term possibilities of the mine.”

Chart 1: Island Gold Mine – Accelerated Development Plan

A portable crusher and conveyor have been installed at the Island mill on a temporary basis, to be available while short-term repairs to the primary crusher are being completed, and replacement parts are being delivered. This will not impact third quarter 2014 gold sales or operation cash cost, nor is it expected to impact the tonnage milled during the fourth quarter. However, the Corporation does anticipate that during the period while the repairs are being completed in the fourth quarter, cash operating costs per ounce at the Island Gold Mine will be 5% - 10% higher.

Continuing development has enabled Richmont to access the upper portion of the higher-grade resource on the 535 and 585 metre levels of the mine. Results from chip sampling on the face over 120 metres of lateral development on the 535 metre level averaged 12.68 g/t Au over an average width of 2.51 metres. On the 585 metre level, sampling over 125 metres of lateral development averaged 6.89 g/t Au over an average width of 2.91 metres. These results are in addition to the previously announced chip sampling results obtained over 92 metres of lateral development on the 560 metre level of the mine that averaged 12.73 g/t Au over a 2.92 metre width. These grades should be seen as indicative, as the capping value used (75 g/t) needs to be confirmed by further studies. The chip sampling results correspond well with the resource estimate and meet the Corporation’s grade and continuity expectations.

About Richmont Mines Inc.
Richmont Mines has produced over 1.4 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES ACCELERATES ISLAND GOLD MINE DEVELOPMENT PLANS AND PROVIDES UPDATE
September 30, 2014

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

National Instrument 43-101 (“NI 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

For more information, please contact:

Jennifer Aitken, Investor Relations	Elaine Ellingham, Interim President & CEO
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101	Phone: 514 397-1410 ext. 105
E-mail: jaitken@richmont-mines.com	E-mail: eellingham@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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